Opportunity Partners, L.P.,

250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663

60 Heritage Drive, Pleasantville, NY 10570

201-881-7100 // pgoldstein@bulldoginvestors.com

November 5, 2018

Alliance California Municipal Income Fund, Inc.

1345 Avenue of the Americas

New York, New York 10105

Attention: Emilie Wrapp, Secretary

Dear Ms. Wrapp:

We received your letter dated November 1, 2018 in which you acknowledged that at the Fund’s October 11, 2018 special meeting of stockholders, I informed you and other representatives of Alliance California Municipal Income Fund, Inc. (the “Fund”) that we “intended to seek representation on the Board” if a settlement was not reached. (I disagree that we are “demand[ing]” any particular action.)

When we met in person, you said nothing about needing additional formal notice by a particular date. Nonetheless, I subsequently searched for the Fund’s bylaws on EDGAR and found the bylaws at https://www.sec.gov/Archives/edgar/data/1162028/000091957402000065/b_0025 0209aj6.txt. I also looked at the Fund’s website at https://www.alliancebernstein.com/abcom/product_center/3_vehicle/mf/closedend/alliance_california_muni_income.htm to see if there were any revisions to the bylaws. The website has a tab labeled “MANAGEMENT & GOVERNANCE” and a sub-tab labeled “CORPORATE GOVERNANCE” (https://www.alliancebernstein.com/corporate/management/corporate-governance.htm?locale=us). However, all the documents under that sub-tab appear to relate to AllianceBernstein Corporation and other affiliates of the advisor, not to the Fund.

In your letter, you don’t mention the Fund’s bylaws. If they had been amended, the Board would have a duty to publicize that fact and make the amended bylaws available to stockholders on the Fund’s website (as is the case for the bylaws of the advisor). Since there is no indication on the website to the contrary, I assume that the Fund’s original bylaws are still in effect. In relevant part, Section 6(a)(2) of those bylaws reads as follows:

For nominations for election to the Board of Directors or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 7, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive office of the Corporation by no later than the close of business on the ninetieth day prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting nor earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting…. (Emphasis added.)

I don’t know the precise mailing date of the notice for the 2018 annual meeting (scheduled for March 28, 2018). However, if it was February 21, 2018, the date on the notice, then ninety days prior to February 21, 2019 (the first anniversary of February 21, 2108) is November 23, 2018. Thus, my written notice dated October 25, 2018 was timely under the bylaws.

In your letter, you reference the Fund’s proxy statement for the 2018 annual meeting which states: “Proposals of stockholders intended to be presented at the next annual meeting of stockholders of a Fund must be received by the Fund by October 24, 2018 for inclusion in the Fund’s proxy statement and proxy card relating to that meeting.” It does not say anything about (1) nominations or (2) the basis of the October 24th deadline. If the 2019 annual meeting is held on the same date as it was held in 2018, October 25th is more than 5 months before the 2019 meeting. Surely, there is ample time for the Board to prepare for a contested election. Yet, you assert that even though you knew of our intention to elect directors at the Fund’s 2019 annual meeting we will be prevented from presenting our nominees at that meeting because you received our letter one day after the purported October 24th deadline. That is inequitable.

I can understand why the incumbent directors would prefer not to face a challenge to their positions. Nevertheless, they have a fiduciary duty not to take actions primarily intended to impede shareholder democracy. Therefore, in light of the above facts and circumstances, I respectfully request that the Board reconsider its decision to rule our nominations “out of order.”

Sincerely yours,

Phillip Goldstein Member
Kimball & Winthrop, LLC General Partner

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